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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 5 2003

155

SEC FILE NUMBER
8-50376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WAVE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive Suite 2000

(No. and Street)

Chicago	**IL**	**60606-5173**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Murphy   **(312) 960-1696**

                                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    X Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 1 2003

OATH OR AFFIRMATION

I, _____Patrick Murphy_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____Wave Securities, LLC_____, as of ___December 31___, 20__02__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

                                                         Signature

                      Financial and Operations Principal

                                      Title

Notary Public

This report** contains (check all applicable boxes):

- **X** (a) Facing page.
- **X** (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- **X** (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Wave Securities, LLC

Year ended December 31, 2002
with Report of Independent Auditors

Wave Securities, LLC

Statement of Financial Condition

Year ended December 31, 2002

Contents


Report of Independent Auditors

The Member of
  Wave Securities, LLC

We have audited the accompanying statement of financial condition of Wave Securities, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wave Securities, LLC at December 31, 2002 in conformity with generally accepted accounting principles in the United States.

Ernst + Young LLP

February 21, 2003

Wave Securities, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$20,792,938
Receivables from brokers, dealers, and customers (net of allowance for doubtful accounts of $5,917,404)	4,022,434
Receivables from Members of Parent and affiliates	5,515,260
Fixed assets (net of accumulated depreciation and amortization of $10,510,614)	13,592,676
Other assets	1,391,575
Total assets	$45,314,883

Liabilities and member's equity

Liabilities:

Accounts payable, accrued expenses and other liabilities	$ 5,803,356
Payables to brokers, dealers, customers and exchanges	10,748,663
Payables to Members of Parent and affiliates	1,964,813
Deferred brokerage fees	128,124
	18,644,956
Member's equity	26,669,927
Total liabilities and member's equity	$45,314,883

See accompanying notes.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Nature of Operations

Wave Securities, LLC, formerly Archipelago, LLC, (the "Company"), an Illinois limited liability company, was established on December 27, 1996. On January 7, 1999, the Company became a wholly owned subsidiary of Archipelago Holdings, LLC (the "Parent"), a Delaware limited liability company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a member of the Securities Investor Protection Corporation. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Through September 2002, the Company's primary business activity included the operation of an "electronic communications network" ("ECN") as defined under Rules 11Ac1-1 and 11Ac1-4 of the Exchange Act. An ECN is an order execution system through which orders received exclusively from other brokers or dealers or institutions involving Nasdaq (a division of the NASD) and listed securities are executed on an agency basis. Subsequent to September 2002, the Company's operations primarily developed into an introducing broker-dealer for institutional customers as all ECN business activity was transferred to an affiliated broker-dealer. The Company's principal activities include executing and clearing transactions for its institutional customers.

The Company clears all transactions through an affiliated broker-dealer (the "Clearing Broker") pursuant to its fully disclosed clearing agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit at banks and money market funds.

2. Summary of Significant Accounting Policies (continued)

Receivables from Brokers, Dealers, and Customers

Receivables consist of accrued commissions from related and non-related customers for trade executions, amounts due from the Clearing Broker and other miscellaneous receivables.

Fixed Assets

Fixed assets consist of computer hardware and software, furniture, equipment (including equipment under capital lease) and leasehold improvements. All fixed assets are carried at cost and are depreciated on a straight-line basis using the estimated useful lives of three to seven years. The assets under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized (or depreciated) over the shorter of their respective lease terms or their estimated productive lives.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value.

Income Taxes

The Company is a single member limited liability company and has selected, for federal, state and local income tax purposes, to be treated as a division of the Parent. All items of income, expense, gain and loss of the Company are therefore included in the partnership returns of income of the Parent. In turn, pursuant to the statutes and regulations of the applicable federal, state and local taxing authorities, items of income, expense, gain and loss of the Parent are generally reportable on the tax returns of its members. Accordingly, the financial statements of the Company include no provision for income taxes.

Wave Securities, LLC

Notes to Statement of Financial Condition (continued)

3. Fixed Assets

Fixed assets consist of the following as of December 31, 2002:

Computers and equipment	$ 16,846,587
Leased equipment under capital leases	2,225,729
Leasehold improvements	2,329,874
Software	1,750,770
Furniture and fixtures	950,330
	24,103,290
Accumulated depreciation and amortization	(10,510,614)
	$ 13,592,676

The Company is the lessee of computer equipment under capital leases expiring in 2003. Amortization of computer equipment under capital leases is included in depreciation expense for the year ended 2002.

4. Related Party Transactions

During the course of the year the Company cleared its transactions through two separate affiliated clearing brokers. Transactions for institutional customers for the entire year, as well as transactions for non-institutional customers for the period January through February 2002, were cleared through one affiliated clearing broker. During the period March through September 2002, all transactions for non-institutional customers were cleared through a second affiliated clearing broker. These clearing charges are included in clearing, brokerage, and exchange fees. After September 2002, the Company ceased executing transactions for non-institutional customers.

Certain principal owners of the Parent ("Members of Parent") and affiliates execute transactions through the Company's ECN and were charged a commission by the Company for such activities.

Certain Members of Parent provide routing services for listed securities through the New York Stock Exchange, Inc. on behalf of the Company.

Wave Securities, LLC

Notes to Statement of Financial Condition (continued)

4. Related Party Transactions (continued)

A Member of Parent receives execution fees for trades executed through the Company's ECN that are passed through to the Member of Parent's ECN.

A certain affiliate provided software and other technology related services on behalf of the Company in connection with the operation of the Company's ECN.

As of December 31, 2002, receivables from Members of Parent and affiliates consisted of the following:

Accrued commissions from subscribers	$ 1,143,608
Commissions due from Clearing Broker	1,229,860
Amounts due from Parent and affiliates	3,141,792
	$ 5,515,260

As of December 31, 2002, payables to Members of Parent and affiliates consisted of the following:

Amounts due to affiliates	$ 1,207,950
Routing fees due to Member of Parent	363,352
Others	393,511
	$ 1,964,813

Amounts due to/from Parent and affiliates arise from various transactions such as reimbursement of expenses incurred for communications, lease arrangements and other operating expenses.

In the opinion of management, transactions were made at prevailing rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

5. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by an affiliated broker-dealer. Pursuant to the clearing agreement, the Company is required to reimburse the affiliated broker-dealer for any losses incurred due to counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2002 were settled without an adverse effect on the Company's financial statements taken as a whole.

Cash balances are maintained at major United States financial institutions at December 31, 2002.

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness.

As of December 31, 2002, the Company had net capital of $2,461,312, which was $1,218,309 in excess of its required net capital of $1,243,003. The ratio of the Company's aggregate indebtedness to net capital was 7.58 to 1.

7. Stock Option Plan

Employees of the Company are covered under the Parent's Stock Option Plan that provides for the granting of stock options. Employees and directors are granted options to purchase shares of the Parent at a price equal to the fair value of the shares at the date of grant.

Such options are granted for a period of up to ten years and typically vest over a five-year period. The Parent has elected to follow APB No.25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Therefore, no compensation costs related to option grants have been recognized in the statement of operations.